July 25, 2018

The Audit Committee,

Attn: Mr. Tam Bui,

PHI Group, Inc.,

5348 Vegas Drive, # 237

Las Vegas, NV 89108

Subject: Resignation as auditor for firm.

Dear Sir, Madam,

Pursuant to our conversation, we are providing notice that we plan to resign as the assigned auditor for your firm for the pending June 30, 2018 certified audit and 10K.

As explained, the decision is based upon scheduling conflict and firm resources and not based upon any issues related to your firm’s audit.

Please arrange for the filing of a 8K for this notice.

Sincerely,

Dave Banerjee CPA